SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Buenos Aires Stock Exchange dated April 28, 2023.

TRANSLATION

Buenos Aires, April 28, 2023

Comisión Nacional de Valores (“CNV”)

25 de Mayo 175

City of Buenos Aires

Bolsas y Mercados Argentinos S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Mercado Abierto Electrónico S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

Re: Appointment of Audit Committee of YPF S.A.

Dear Sirs:

Dear Sirs:

The purpose of this letter is to comply with the requirements of the CNV, ByMA and MAE Listing Regulations.

The Board of Directors of YPF S.A., at its meeting held on April 28, 2023, resolved to appoint the following Directors as members of the Audit Committee:

Title	Names	Status

President	Ignacio Perincioli	Independent

Members	Emilio Javier Guiñazú Fader	Independent

	Norberto Bruno	Independent

Additionally, we inform you that Mr. Ignacio Perincioli is the “Audit Committee Financial Expert.”

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 28, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer